Contact

www.linkedin.com/in/joseph-joe-p-giildenzopf-24834211 (LinkedIn)

Top Skills

Sales
Sales Management
Marketing

Languages

English

Certifications

Hubspot Inbound Marketing

Joseph (Joe) P. Giildenzopf

Entrepreneur and Business Owner
Dallas-Fort Worth Metroplex

Summary

Who am I?
Entrepreneur. Innovator. Creative thinker. Problem solver. Servant leader.

What do I believe?
I believe life, love and business, however complex can be simplified by "My 3 Things"; a learned practice/discipline of concentrating on what is most important and doing those (3 things) exceptionally, every day. See "what I do" below for examples.

What do I do?
As a business leader, owner and fiduciary my job, while complex and challenging is best summarized by "My 3 Things"; First, "Cast Vision Consistently", next "Ensure Financial Sustainability" and finally "Invest Resources Wisely". As executive, manager and chief operator my job is also summarized by "My 3 Things"; first, "Lead by Example", next, "Empower all Stakeholders, and finally, "Perpetuate Ownership's Vision".

What am I passionate about?
Serving my Savior, loving my wife, leading my children and enjoying my work.

Experience

Oak & Eden Whiskey

Founder | CEO
April 2017 - Present (6 years 5 months)
Westlake, Texas

Sanctified Spirits, LLC., was founded and the brand Oak & Eden was created by brothers, Joseph and James Giildenzopf. They were driven by a passion to create exceptional, finished, inspired whiskey's. Furthermore, the vision of

the company is to re-invent and popularize the finished spirits category through product innovation, brand communication and precise consumer targeting.

RDC Consultancy

Business Owner

February 1998 - Present (25 years 7 months)

Dallas/Fort Worth Area

A business consultancy specializing in building value through Market Research, Product Development and targeted Brand Communication.

Pine Valley Foods, Inc.

Founder and Chief Executive Officer

February 1998 - August 2016 (18 years 7 months)

West Monroe, Louisiana

Our philosophy. Pine Valley Foods was founded on humble roll-up-your-sleeves ideals. Hard-work. Humility. Innovation. Leadership. We believe that a hard day's work and a smile on a customer's face means we're doing something right. Our success and daily pursuit of these values has empowered our customers to raise over $500 million since our founding.

Our mission has been to begin each day with a fresh perspective. And to embrace our honest, time-honored values that support the human component, serve our customers and equip our employees. Our genuine intention is to bring thoughtful products, streamlined processes and enthusiastic service to all industries we serve.

Our goal is to Deliver the Day for our customers each and every day, and to be relentless pioneers, innovators, and thought leaders. Furthermore, Pine Valley Foods, Inc. has always striven to be an operationally sound, sales-minded company whose primary objective was to satisfy customer demand by developing products, services and sales solutions that complement our operational efficiencies.

As the leader of this great organization, I have shepherded it from its fledging founding in 1998 to its ultimate sale in 2016. In my 18 year tenure the company experienced tremendous growth, endured much change and produced profit that sustained the livelihoods of hundreds of employees.

Highlights include...

1. Grew annual sales from $0 - $30,000,000 in 8 years
2. Grew customer base from 0 - 500+ wholesale distributors
3. Obtained SQF Level 2 (Food Safety) Certification
4. Pioneered new product development from 6 original SKU's to over 500 SKU's
5. Conceived and developed proprietary, industry leading, legacy IT systems that managed all aspects of the business including, but not limited to purchasing, receiving, warehouse management, sales order and data-entry, bulk and to the piece order selection and complete system integration with third party ERP and CRM solutions.

Hammons Properties, LLC.
President and Managing Member
May 1999 - December 2015 (16 years 8 months)
West Monroe, LA.

Hammons Properties was a real-estate development and management company specializing in single use facilities and investment properties

Zencas, LLC.
Founder, CEO and Managing Member
April 2011 - September 2014 (3 years 6 months)
Grapevine, TX

The Zencas Fundraising Platform (ZFP) is a high-availability, cloud-based web application. Its primary design is to create, distribute and redeem fundraising gift cards via fully customizable fundraising micro-site for fundraising organizations (distributors) and product suppliers (manufacturers). Both manufacturers and distributors have a custom-branded gift card fundraising solution from an already-developed Zencas template, preserving brand integrity with zero effort from our clients. Gift card branding and instructions drive consumers to the branded web site for redemption and product fulfillment.

Zencas was founded, and the technology created to revolutionize the product fundraising industry all the while creating micro-customer databases for each fundraising group.

Highlights include...

1. Created and redeemed over 5,000,000 fundraising gift cards
2. Successfully partnered with

a. Future Farmers of America
b. Future Business Leaders of America
c. Special Olympics
d. Lions Club International
e. Rotary Club
f. Collegiate Licensing Corp.

Zencas was sold to Pine Valley Foods, Inc. in 2014

Polar Express Transport, Inc.
President and Owner
January 2004 - December 2008 (5 years)
West Monroe, LA.

Polar Express Transport was a national LTL and FL refrigerated freight carrier. Licensed on 48 states.

Chefco Wholesale Distributors, Inc.
Partner
October 2001 - December 2007 (6 years 3 months)
West Monroe, LA.

A wholesale distributor of perishable goods to the product fundraising industry.

Education

University of Iowa
Business Administration and Management, General · (1984 - 1985)